August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Actuate Therapeutics Inc.
Registration Statement on Form S-1, as amended (File No. 333-279734)
Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on July 30, 2024, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m., Eastern Time, on August 1, 2024, or as soon thereafter as reasonably practicable, unless the Company or its outside counsel, Baker & Hostetler LLP, requested by telephone that such Registration Statement be declared effective at some other time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

Titan Partners Group LLC, a division of American Capital Partners, LLC

By:	/s/ Adam Sands
Name:	Adams Sands
Title:	Authorized Representative